Exhibit 99.9

CONSENT OF QUALIFIED PERSON

1-1760 Regent Street

Sudbury, ON P3E 3Z8

Canada

To: NexGen Energy Ltd.

In connection with the Annual Report on Form 40-F of NexGen Energy Ltd. (the “Annual Report”) for the year ended December 31, 2020, I, Mark Hatton, P.Eng., hereby consent to the references in the Annual Report to my name and to the inclusion of extracts from or summaries of sections for which I am responsible in the report entitled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study”, with an effective date of February 22, 2021, and as amended and restated on March 10, 2021.

Dated at Sudbury, ON: 19 March 2021

/s/ Mark Hatton
Mark Hatton, P. Eng.

Stantec Consulting Ltd.

1-1760 Regent Street, Sudbury, ON Canada

T-705-566-6891